Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of MEG Energy Corp. and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Strathcona Resources Ltd. The Offer (as defined below) is being made solely by the Offer to Purchase and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below). The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders (as defined below) in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror (as defined below) may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE OF OFFER TO PURCHASE

all of the outstanding Common Shares of

MEG ENERGY CORP.

by STRATHCONA RESOURCES LTD.

for consideration per Common Share of

0.62 of a common share of Strathcona Resources Ltd. and $4.10 in cash

Strathcona Resources Ltd. (the "Offeror") is commencing an offer to purchase (the "Offer"), on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the "Common Shares") in the capital of MEG Energy Corp. (the "Company") not already owned by the Offeror or its affiliates, together with the associated rights to purchase Common Shares (the "SRP Rights") issued and outstanding under the shareholder rights plan of the Company (the "Shareholder Rights Plan"), including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined below). Upon acceptance of the Offer, each holder of Common Shares (each, a "Shareholder" and, collectively, the "Shareholders") whose Common Shares are taken up by the Offeror will be entitled to receive, for each Common Share, 0.62 of a common share in the capital of the Offeror (each whole share, an "Offeror Common Share" and, collectively, the "Offeror Common Shares") and $4.10 in cash (collectively, the "Consideration"). The Offeror has structured the Offer to meet the requirements of a "Permitted Bid" under the Shareholder Rights Plan.

The Offer, which is subject to certain terms and conditions, is set forth in the Offeror's offer to purchase and accompanying take-over bid circular dated May 30, 2025 (the "Offer to Purchase and Circular") and the letter of transmittal (the "Letter of Transmittal") and the notice of guaranteed delivery (the "Notice of Guaranteed Delivery") accompanying the Offer to Purchase and Circular (collectively, the "Offer Documents"), copies of which will be filed with the applicable Canadian securities regulatory authorities and available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Offer is open for acceptance until 5:00 p.m. (Mountain time) on September 15, 2025 (the "Expiry Time"), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "MEG". The Offeror Common Shares are listed for trading on the TSX under the symbol "SCR". The Offer represents a value of $23.27 per Common Share and a premium of approximately 9.3%, in each case based on the closing price of the Common Shares on the TSX on May 15, 2025, being the day the Offeror announced its intention to make the Offer.

The Offer is subject to the conditions set forth in the Offer to Purchase (as defined in the Offer to Purchase and Circular) being satisfied or, where permitted, waived at 5:00 p.m. (Mountain Time) on September 15, 2025, or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-U.S. Business Day extension period (as defined in the Offer to Purchase and Circular) or any extension thereafter, which include: (a) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, which represent more than 50% of the outstanding Common Shares, excluding any Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or any other Non-Independent Shareholder (as defined in the Offer to Purchase and Circular), which condition cannot be waived by the Offeror; (b) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, which represent, together with the Common Shares held by the Offeror at the Expiry Time, at least 66⅔% of the outstanding Common Shares (on a fully-diluted basis); (c) the Offeror having determined, in its reasonable judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined in the Offer to Purchase and Circular); (d) all required governmental, regulatory and stock exchange approvals, or expiry, waiver or termination of any waiting or suspension period imposed, with respect to the Offer; (e) the Registration Statement (as defined below) having become effective under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and not becoming subject to a stop order or a proceeding seeking a stop order; (f) the Company not having taken certain actions that could reasonably be expected to reduce the anticipated economic value to the Offeror of the Offer or impair the ability of the Offeror to proceed with the Offer; (g) the Offeror having obtained the requisite approval of the holders of Offeror Common Shares with respect to the issuance of the Offeror Common Shares under the Offer pursuant to the rules of the TSX; and (h) other customary conditions. These and other conditions of the Offer are fully described in the Offer to Purchase and Circular. See Section 4 of the Offer to Purchase, "Conditions of the Offer". The Offer is not subject to any due diligence or financing conditions.

The Offer is being made only for Common Shares and the accompanying SRP Rights. Shareholders depositing Common Shares will be deemed to have deposited all SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the Consideration to be paid by the Offeror will be allocated to the SRP Rights.

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal accompanying the Offer to Purchase and Circular and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Odyssey Trust Company (the "Depositary") at its office at one of the addresses specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (a) book-entry transfer of Common Shares; or (b) guaranteed delivery using the Notice of Guaranteed Delivery accompanying the Offer to Purchase and Circular, or a manually executed email scanned or facsimile thereof or LOG option (as defined in the Offer to Purchase and Circular), each as further described in Section 3 of the Offer to Purchase, "Manner of Acceptance".

Shareholders whose Common Shares are registered in the name of an investment dealer, broker, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Such Shareholders must instruct their brokers or other intermediaries promptly if they wish to deposit their Common Shares under the Offer.

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances which are fully described in Section 8 of the Offer to Purchase, "Withdrawal of Deposited Common Shares". The sale of Common Shares pursuant to the Offer may be a taxable transaction for Canadian and U.S. federal income tax purposes. Shareholders should carefully review the Offer to Purchase and Circular in this respect and, as necessary, consult their own tax advisors with respect to their particular circumstances.

The Offer Documents will be mailed to record holders of Common Shares and Convertible Securities and furnished to investment dealers, brokers, banks, trust companies and similar persons whose names, or the name of whose nominees, appear on the Company's shareholder and security holder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners in accordance with applicable rules..

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer.

All references to "$" herein refer to Canadian dollars. All cash payments under the Offer will be made in Canadian dollars.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offeror will file with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-10 (the "Registration Statement") under the U.S. Securities Act, including the Offer Documents and other documents and information, and expects to mail the Offer Documents to Shareholders. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE OFFER DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE THEREIN, ANY OTHER RELEVANT DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT STRATHCONA, THE COMPANY AND THE OFFER. When they become available, investors and Shareholders will be able to obtain such documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Offeror will be available free of charge from the Offeror and the Information Agent. You may direct requests for documents to the Information Agent, by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (Toll-Free). To obtain timely delivery, such documents should be requested no later than five business days before the Expiry Time.

Copies of the Offer Documents can be obtained without charge from Laurel Hill Advisory Group, acting as the information agent for the Offer. Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set out below.

Toll-Free Phone: 1-877-452-7184 Email: assistance@laurelhill.com

Forward-Looking Information

This communication contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: Strathcona's intention to make the Offer, including the terms thereof, including the consideration to be offered by Strathcona thereto, and the filing of formal offer to purchase and take-over bid circular in connection therewith; the conditions that the Offer will be subject to; and the filing of the Registration Statement and other materials with the SEC.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this communication are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. All figures and descriptions provided in this communication related to the Offer, including with respect to the consideration payable under the Offer are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from May 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including May 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG Shares will be issued and outstanding immediately prior to the date of the Offer and 2.6 million MEG Shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under MEG’s shareholder rights plan) outstanding immediately prior to the date of the Offer; (c) that all of the MEG Shares will be deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares will be issued before the successful completion of the Offer. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The forward-looking information contained in this communication is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this communication is expressly qualified by this cautionary statement.